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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                     Duff & Phelps Select Energy MLP Fund Inc.
                                (NAME OF ISSUER)


                        Mandatory Redeemable Preferred Shares
                         (TITLE OF CLASS OF SECURITIES)


                                    26433F3#3
                                 (CUSIP NUMBER)


Steve Katz                        Donald Griffith
Barings LLC                       Massachusetts Mutual Life Insurance Company
1500 Main Street, PO Box 15189    1295 State Street
Springfield, MA 01115-5190        Springfield, Massachusetts 01111
(413) 226-1000                    (800) 767-1000


            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                               February 8, 2017
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                      (Continued on following pages)

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CUSIP No. 26433F3#3                   13D                      PAGE 2 OF 8 PAGES
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  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Massachusetts Mutual Life Insurance Company
      04-1590850
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

      Not Applicable
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                0
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                880,000(1)
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                880,000(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      880,000(1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      62.9%(2)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO, IC


(1) Massachusetts Mutual Life Insurance Company ("MassMutual"), a Massachusetts corporation, is the direct beneficial owner of 880,000 Mandatory
Redeemable Preferred Shares which are held in one or more advisory accounts. Barings LLC ("Barings"), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment adviser to these advisory accounts, and as such may also be deemed to be the beneficial owner of these shares.

(2) The referenced securities are preferred equity securities which the Reporting Persons are informed, represent, in the aggregate, 62.85% of the preferred equity securities of the Issuer. The percentage that appears in row 13 has been rounded up from 62.85% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.


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CUSIP No. 26433F3#3                    13D                     PAGE 3 OF 8 PAGES
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  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barings LLC
      04-1054788
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY

----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

      Not Applicable
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                            7   SOLE VOTING POWER

                                0
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                880,000(1)
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                880,000(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      880,000(1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      62.9%(2)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IA


(1) Barings, in its capacity as investment adviser, may be deemed to be the beneficial owner of 880,000 Mandatory Redeemable Preferred Shares, which are held in certain advisory accounts owned (directly or indirectly) or controlled by MassMutual.

(2) The referenced securities are preferred equity securities which the Reporting Persons are informed, represent, in the aggregate, 62.85% of the preferred equity securities of the Issuer. The percentage that appears in row 13 has been rounded up from 62.85% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.


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CUSIP No. 26433F3#3                    13D                     PAGE 4 OF 8 PAGES
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Item     1. Security and Issuer:

         This statement relates to the Mandatory Redeemable Preferred Shares of Duff and Phelps Select Energy MLP Fund Inc. The Issuer's principal offices are located at 100 Pearl Street, Hartford, CT 06103.


Item     2.  Identity and Background:

         (a) This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons".

           (i) Massachusetts Mutual Life Insurance Company ("MassMutual")
           (ii)Barings LLC ("Barings")

         (b) MassMutual's principal office is located at 1295 State Street, Springfield, MA, 01111. The principal office for Barings is located at 550 Tryon South Street, Suite 3300, Charlotte, NC, 28202.

         (c) The principal business of MassMutual is that of a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance, and long-term care insurance. The officers and directors of MassMutual, who are all citizens of the United States, are as follows:

         Officers:

Roger W. Crandall, Chairman, President and Chief Executive Officer
Eddie Ahmed, Executive Vice President, Chairman and CEO, MassMutual International LLC
Susan M. Cicco, Senior Vice President, Chief Human Resources Office
M. Timothy Corbett, Executive Vice President and Chief Investment Officer Michael R. Fanning, Executive Vice President, MassMutual U.S.
Thomas M. Finke, Chairman and Chief Executive Officer of Barings LLC
Pia Flanagan, Vice President, Corporate Secretary and Chief of Staff to the CEO
William F. Glavin Jr., MM Asset Management Holding
Michael O'Connor, Senior Vice President and Chief Technology & Administrative Officer
Mark D. Roellig, Executive Vice President and General Counsel
Gareth F. Ross, Senior Vice President and Chief Customer Officer
Arthur P. Steinmetz, Chairman and Chief Executive Officer, OppenheimerFunds Elizabeth A. Ward, Chief Financial Officer and Chief Actuary

         Board of Directors:

Roger W. Crandall
Karen Bechtel
Mark T. Bertolini
Kathleen A. Corbet
James H. DeGraffenreidt, Jr.
Patricia Diaz Dennis
Robert A. Essner
Isabella D. Goren
Raymond W. LeBoeuf
Jeffrey M. Leiden, M.D., Ph.D.
Cathy E. Minehan
Marc F. Racicot
Laura J. Sen
William T. Spitz
H. Todd Stitzer




         The principal business of Barings is that of an entrepreneurial capital management firm focused on creating innovative investment strategies and solutions for sophisticated investors. The officers and managers of Barings, who are all citizens of the United States, are as follows:

         Officers:

Thomas M. Finke, Chairman and Chief Executive Officer
Susan A. Moore, Chief Administrative Officer and Managing Director Christopher A. DeFrancis, Chief Compliance Officer, Deputy Counsel and Managing Director
Shelden M. Francis, Chief Legal Officer, Secretary and Managing Director Paul J. Thompson, Chief Financial Officer, Chief Operating Officer and Managing Director
Russell D. Morrison, President and Managing Director

         Managers:

Thomas M. Finke - Chairman
Russell D. Morrison
M. Timothy Corbett
Roger W. Crandall
William F. Glavin Jr.
Elizabeth A. Ward



         (d - e) During the last five years, none of the Reporting Persons nor any of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         (f) MassMutual is a Massachusetts corporation. Barings is a Delaware limited liability company.

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CUSIP No. 26433F3#3                    13D                     PAGE 5 OF 8 PAGES
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Item     3  Source and Amount of Funds or Other Consideration:

         On February 8, 2017, MassMutual, through one or more advisory accounts for which Barings serves as investment adviser, acquired the Mandatory Redeemable Preferred Shares in the ordinary course of business using funds that came directly or indirectly from the working capital of MassMutual.

Item     4  Purpose of Transaction:

         All of the Mandatory Redeemable Preferred Shares reported herein were acquired for investment purposes. The Reporting Persons do not at the present time have any plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of
         Schedule 13D. However, the Reporting Persons retain the right to modify plans with respect to the transactions described in this
         Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item     5  Interest in Securities of the Issuer:

         (a) As of February 8, 2017, MassMutual and Barings may each be deemed to have beneficially own in the aggregate 880,000
         Mandatory Redeemable Preferred Shares referenced herein. The Reporting Persons are informed, such securities represent, in the aggregate, approximately 62.9% of the preferred equity securities of the Issuer.

         (b) MassMutual has shared power with Barings to vote and dispose of the 880,000 of Mandatory Redeemable Preferred Shares for which it is deemed the beneficial owner. Barings has shared power with MassMutual to vote and dispose of the 880,000 of Mandatory Redeemable Preferred Shares for which it is deemed the beneficial owner.

         (c)    Not Applicable.
         (d)    Not Applicable.
         (e)    Not Applicable.

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CUSIP No. 26433F3#3                    13D                     PAGE 6 OF 8 PAGES
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Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

         Not Applicable.

Item     7   Material to be Filed as Exhibits:

         Not Applicable.

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CUSIP No. 26433F3#3                    13D                     PAGE 7 OF 8 PAGES
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 17, 2017

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President



Barings LLC

By:
    ---------------------------
Name:  Melissa LaGrant
Title: Managing Director

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CUSIP No. 26433F3#3                    13D                     PAGE 8 OF 8 PAGES
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                     AGREEMENT REGARDING THE JOINT FILING OF
                                      SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Act of 1934, as amended.


Dated:  February 17, 2017

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President



Barings LLC

By:
    ---------------------------
Name:  Melissa LaGrant
Title: Managing Director